Exhibit 12

Calculation of Ratio of Earnings to Fixed Charges
(in thousands)

	Years Ended July 31,										Nine Months Ended
											April 25,		May 1,
	2000		2001		2002		2003		2004		2004		2005

Earnings
Income before cumulative effect of change in accounting principle	$60,507		$34,206		$12,878		$12,392		$26,649		$11,378		$21,477
Income tax provision	35,536		20,091		6,343		2,635		15,232		6,484		14,199

Earnings	96,043		54,297		19,221		15,027		41,881		17,862		35,676

Fixed Charges
Interest expense	21,169		22,195		16,255		27,985		38,098		28,824		25,872
Portion of rental expense representative of interest factor	1,113		2,082		3,030		3,034		3,264		2,439		2,612

Fixed charges	22,282		24,277		19,285		31,019		41,362		31,263		28,484

Capitalized interest	(580)		—		—		—		—		—		—

Earnings before income tax provision and fixed charges	$117,745		$78,574		$38,506		$46,046		$83,243		$49,125		$64,160

Ratio of earnings to fixed charges	5.3	x	3.2	x	2.0	x	1.5	x	2.0	x	1.6	x	2.3	x